Exhibit 6.1

December 24, 2019

Kraig G. Fox

Dear Kraig:

This letter will confirm that you have elected to resign as the Chief Executive Officer and President and as a member of the board of directors of Hightimes Holding Corp. (the “Company”) and all of its subsidiaries. It is with regret that the Board of Directors of the Company accepts your resignation which shall become effective as of the close of business on the date that you execute this letter agreement (the “Effective Date”).

Reference is made to your employment agreement with the Company dated March 15, 2019 (the “Employment Agreement”). By your execution of this letter agreement you hereby acknowledge and agree that such Employment Agreement is hereby terminated as at the Effective Date and is of no further force and effect (except for Sections 3(f)(i) and 7(i) of the Employment Agreement, which shall continue in full force and effect); provided, that Section 3(f)(i) is hereby amended to reduce the amount of the D&O insurance to be maintained by the Company to not less than $5,000,000. Aside from the foregoing, you further agree and acknowledge that the Company shall have no liabilities or obligations to you whatsoever under such Employment Agreement, including payment of any base salary, bonus, restricted stock unit awards of other equity compensation; provided, however, that the Company shall within five (5) business days of receiving $5.0 million of proceeds from the sale/issuances of equity securities, net of selling costs, or receives $5.0 million of proceeds from the sale/issuances of debt, net of any refinancing of the existing amounts owed to Ex Works Capital Fund I, L.P., reimburse you in the amount of $125,000 with respect to expenses and lease payments incurred by you, for which you have provided the Company with receipts. Notwithstanding the above, in the event that the Company fails or is otherwise unable to pay the foregoing amount by December 31, 2020, then and in such event the provisions of the employment agreement relative to reimbursement of expenses and lease payments shall be applicable.

For good and valuable consideration, effective as of the Effective Date, except for the obligations created by this letter agreement, the Company and each of its executive officers, directors, subsidiaries and affiliates, successors and assigns (the “Hightimes Parties”), on behalf of itself and each of the other Hightimes Parties, hereby irrevocably releases and forever discharges each of you and your heirs, executors and affiliates (the “Fox Parties”) from any and all claims, debts, liabilities, rights, suits, sums of money, demands, obligations, costs (including, without limitation, attorney’s fees), expenses, damages, judgments, remedies, demands, actions or causes of action of every nature, character and description, whether or not well-founded, whether absolute or contingent, matured or unmatured, based in contract or tort, at law, in equity or otherwise, which are known or unknown, discovered or discoverable, direct or indirect, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, in law, by statute, by regulation, by court order, or in equity, concealed, suspected or unsuspected, or asserted or which could have been asserted (collectively, “Claims”) which any of the Hightimes Parties now owns or holds, or has at any time heretofore owned or held.

For good and valuable consideration, effective as of the Effective Date, except for the obligations created by this letter agreement and Section 3(f)(i) of the Employment Agreement, on behalf of yourself and each of the other Fox Parties, you hereby irrevocably release and forever discharge each of the Hightimes Parties of and from any and all Claims which you or any of the other Fox Parties now owns or holds, or has at any time heretofore owned or held.

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Each party hereby represents that it has entered into this letter agreement and mutual release fully and voluntarily from its own information and investigation and it has had the opportunity to consult with independent legal counsel with regard to the releases contained herein, and having been so advised, expressly waives any and all rights it may have, under federal or state statute, law, rule, regulation, contract, equity or otherwise, to assert unknown or unsuspected Claims relating to the matters released herein including, but not limited to, all rights and benefits which it has now or may in the future have under the terms of Section 1542 of the Civil Code of the State of California or under the statute or common law of any jurisdiction applicable hereto which has the same or similar effect as the provisions of said Section 1542, which reads in full as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each party hereto waives, as to each and every one of the Claims released hereunder, the benefit of each other similar provision of applicable federal or state law (including, without limitation, the laws of the State of California), if any, pertaining to general releases after having been advised by their legal counsel with respect thereto. Each party hereto assumes the risk of the subsequent discovery or understanding of any matter, fact or law which, if known or understood, would in any respect have affected the releases and waivers made herein.

The parties covenant and agree that they will not now or at any time in the future commence, maintain, prosecute or participate in as a party, or permit to be filed by any other person on their behalf, any action, suit, proceeding, claim or complaint of any kind against the other party with respect to Claims released in this letter agreement.

This letter agreement and mutual release shall be governed and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws. The Parties agree that the validity, interpretation and enforcement of this letter agreement and mutual release and any dispute arising under, in connection with, or related to this letter agreement and mutual release, whether sounding in contract, tort, equity or otherwise shall be governed by the internal laws and decisions of the State of New York. Any disputes regarding this letter agreement shall be resolved in accordance with the Dispute Resolution provisions set forth in Section 7(i) of the Employment Agreement. The prevailing party in any claim for breach of this letter agreement shall be entitled to recover its attorney’s fees and costs from the breaching party.

This letter agreement constitutes the entire agreement and understanding between the parties with regard to the subject matter herein. Other than as set forth herein, this letter agreement supersedes and cancels any prior or contemporaneous understandings, agreements, or representations by or between the parties, written or oral, relating to the subject matter herein. The parties acknowledge that, in entering into this Agreement, they are not relying on any other promises or representations (whether oral or written) other than those set forth in this letter agreement. Any modification or amendment of this Agreement must be made in writing and signed by both parties.

If the foregoing accurately reflects the substance of our mutual agreement and understanding, please so indicate by executing a copy of this letter agreement and mutual release in the space provided below.

Sincerely,

HIGHTIMES HOLDING CORP.		Date: December 24, 2019

By:	/s/ Adam E. Levin
Adam E. Levin
Executive Chairman

The foregoing letter agreement and mutual release is hereby acknowledged and accepted:	Date: December 24, 2019.

KRAIG G. FOX

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